UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

ABG Acquisition Corp. I

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G00496102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons ABG Acquisition Holdings I LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,170,050(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,170,050(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,170,050(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 21.7%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)

Represents 501,300 Class A ordinary shares and 3,668,750 Class A ordinary shares acquirable in respect of 3,668,750 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s Class A ordinary shares concurrently with or immediately following the consummation of our initial business combination.

(2)

Calculated based on (i) 15,566,300 Class A ordinary shares outstanding as of January 20, 2022 as reported on the Issuer’s Form 10-Q/A, filed on January 21, 2022, and (ii) 3,668,750 Class A ordinary shares issuable in connection with the 3,668,750 Class B Shares beneficially owned by one or more of the Reporting Persons.

1.	Names of Reporting Persons Fan Yu
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,170,050(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,170,050(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,170,050(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 21.7%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Represents 501,300 Class A ordinary shares and 3,668,750 Class A ordinary shares acquirable in respect of 3,668,750 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s Class A ordinary shares concurrently with or immediately following the consummation of our initial business combination.

(2)

Calculated based on (i) 15,566,300 Class A ordinary shares outstanding as of January 20, 2022 as reported on the Issuer’s Form 10-Q/A, filed on January 21, 2022, and (ii) 3,668,750 Class A ordinary shares issuable in connection with the 3,668,750 Class B Shares beneficially owned by one or more of the Reporting Persons.

Item 1(a).	Name of Issuer

ABG Acquisition Corp. I (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

430 Park Avenue, 12th Floor

New York, NY 10022

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	ABG Acquisition Holdings I LLC

(ii)	Fan Yu

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

430 Park Avenue, 12th Floor

New York, NY 10022

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A ordinary shares, par value $0.0001 per share.

Item 2(e).	CUSIP Number

G00496102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

ABG Acquisition Holdings I LLC (the “Sponsor”), is the record holder of the securities reported herein. Fan Yu is a manager of the Sponsor and has sole discretion with respect to the appointment and replacement of any additional managers. As such, Fan Yu may be deemed to have or share beneficial ownership of the shares held directly by the Sponsor. This Statement shall not be deemed an admission that any of the Reporting Persons is the beneficial owner of any of the reported securities.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

ABG Acquisition Holdings I LLC

/s/ Fan Yu
Name:	Fan Yu
Title:	Manager

/s/ Fan Yu
Name:	Fan Yu

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 11, 2022